UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 10, 2012

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release   **ANGLOGOLD ASHANTI FIRST QUARTER 2012 PRODUCTION UPDATE**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

10 April 2012

AngloGold Ashanti First Quarter 2012 Production Update

(Johannesburg) – On 15 February 2012 AngloGold Ashanti, at the time of its full year 2011 earnings release, guided first quarter 2012 gold production at 1.03Mozs at total cash costs of $820/oz - $835/oz at an average exchange rate of R7.40/$, BRL1.70/$, A$1.01/$, and AP4.35/$ and fuel at $110/barrel. The Company further pointed out that both these estimates could see downside risk in the light of safety related stoppages which were being experienced at its South African mines.

Safety stoppages continued to negatively impact group production from its South African mines during the first quarter of 2012. In total, safety stoppages and the subsequent ramp-up associated with safely restarting ultra-deep mining areas, resulted in 76,000oz of lost production in the three months ended March 31. AngloGold Ashanti's first-quarter 2012 gold production was around 980,000oz, which is also likely to have a consequential impact on unit total cash costs, partially mitigated by weaker rand exchange rates.

The balance of the group's operating regions, namely Australia, Continental Africa and the Americas, met their production targets for the quarter. Notably, strong performances were delivered during the period by the Cripple Creek & Victor, Geita and Siguiri mines, offsetting a weaker result from Obuasi, where unplanned repairs to the base of the main shaft hampered first quarter output.

"AngloGold Ashanti delivered its best ever safety performance in 2011 – with lowest ever fatality rates in South Africa and its lowest total injury frequency rate across its global operations. While we are disappointed with our start to 2012, we remain committed to delivering on our Vision to go 'Beyond Zero Harm'. Our work colleagues and their families deserve nothing less." Chief Executive Officer, Mark Cutifani said. *"In addition, we remain absolutely committed to working with our employees and government partners to constructively improve safety on the country's mines. Consistent with this commitment we continue a close dialogue with the mining inspectorate at a national and regional level, with a view to helping achieve these shared objectives."*

AngloGold Ashanti and its joint venture partners continue to closely monitor the situation in Mali, following last month's military coup and the economic sanctions that were imposed until recently, on the landlocked country by the Economic Community of West African States. The company's three joint venture operations in Mali – Morila, Yatela and Sadiola – operated as normal and the Company continued to meet its fiscal obligations to the country's exchequer over this period.

In addition, AngloGold Ashanti will report a deferred tax charge resulting from the increase in Ghana's corporate tax rate, as applicable to AngloGold Ashanti under its Stability Agreement, from 25% to 30%. This will, however, be more than compensated for by a deferred tax credit created by the reduction in South Africa's marginal tax rate applicable to gold mining companies from 43% to 34%, following the introduction of withholding tax on dividends that replaced the secondary tax on companies.

ENDS

Contacts

	Tel:			E-mail:
Alan Fine (Media)	+27 (0) 11 637- 6383	/	+27 (0) 83 250 0757	afine@anglogoldashanti.com
Stewart Bailey (Investors)	+1 212 836 4303	/	+1 646 338 4337	sbailey@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: April 10, 2012

By: /s/ L Eatwell
Name: L EATWELL
Title: Company Secretary